 THIS PROSPECTUS IS FILED PURSUANT TO RULE 424(b)(5) UNDER THE SECURITIES ACT
                    OF 1933. REGISTRATION NUMBER 333-92981

PROSPECTUS

                                3,012,217 SHARES
                               F.Y.I. INCORPORATED
                                  COMMON STOCK

                                 ---------------


         This prospectus covers 3,012,217 shares of common stock that we may issue and sell from time to time in business combination transactions. We and the owners or controlling persons of the businesses or assets acquired will negotiate terms of any business combination. We will determine the value of the shares of common stock to be issued at prices reasonably related to market prices current either at the time of agreement on the terms of a business combination or at or about the time of delivery of the shares. We may also permit this prospectus to cover sales by persons or entities who have received shares of common stock under this prospectus and who elect to use this prospectus to cover the resale of the shares.

         We will pay expenses of the offering. We will not pay any underwriting discounts or commissions in connection with the issuance or sale of any shares, although we may pay finders fees in connection with specific business combinations. Any person receiving a finders fee may be deemed to be an underwriter of the shares issued in the transaction.

         Our common stock is listed on the Nasdaq National Market ("Nasdaq") under the ticker symbol "FYII". On January 5, 2000, the closing price of one share of our common stock on Nasdaq was $32.09.

BEFORE PURCHASING SHARES OUR COMMON STOCK YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS SECTION OF THIS PROSPECTUS WHICH BEGIN ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is January 6, 2000

         THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON ORAL OR WRITTEN REQUEST TO F.Y.I. INCORPORATED, 3232 MCKINNEY AVENUE, SUITE 900, DALLAS, TEXAS 75204, ATTENTION: INVESTOR RELATIONS (TEL. NO. (214) 953-7555). TO ENSURE TIMELY DELIVERY OF THE INFORMATION, YOU SHOULD MAKE YOUR REQUEST AT LEAST FIVE BUSINESS DAYS BEFORE THE DAY YOU MUST MAKE YOUR INVESTMENT DECISION.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including us) may be found.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding F.Y.I. Incorporated and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

         Our common stock is traded on The Nasdaq National Market. Our proxy statements and other SEC filings can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington D.C. 20006.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we terminate the offering of these shares.

         (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
         (2) Our Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 1999, June 30, 1999 and September 30, 1999.
         (3) Our Current Reports on Form 8-K filed on March 2, 1999 and August 20, 1999.
         (4) The description of our common stock contained in the registration statement on Form 8-A filed on December 22, 1995.

You may request a copy of these documents, by writing to:

F.Y.I. Incorporated
3232 McKinney Avenue, Suite 900
Dallas, Texas 75204
Attention: Investor Relations
Telephone: (214) 953-7555

         There will be no cost for a copy of the documents, other than for exhibits which are not specifically incorporated by reference into the information that this prospectus incorporates.

                                   THE COMPANY

         We are a market leader in document and information outsourcing solutions. We offer customers in information-intensive industries - such as healthcare, legal, banking, insurance, retailing, manufacturing and government - the solutions to manage their document and information needs, enabling these organizations to concentrate on their core competencies.

         A national single-source provider, we operate approximately 110 facilities nationwide with over 9,000 employees providing services in 39 states, Washington, D.C., Puerto Rico, Mexico and the Caribbean.

         We serve a diverse and high-profile client base, delivering the resources of a strong national company through personal relationships, on which clients have come to rely. Since multiple document and information management functions can be outsourced to us, companies no longer have to deal with a multitude of vendors. As a full-service alternative, our clients can rely on us to be a single point of accountability.


         An estimated four trillion documents are generated annually in the United States. A significant portion of the processing, management and storage of these documents is outsourced to small service companies. Further, we believe that the document and information outsourcing solutions market is growing due to several factors, including: (a) government regulations that require lengthy document retention periods and rapid accessibility for many types of records;
(b) increased customer expectations of low cost access to records on short notice and, in many instances, at disparate locations; (c) the increasing litigiousness of society, necessitating access to relevant documents and records for extended periods; and (d) continuing advancements in computer, networking, facsimile, printing and other technologies which have greatly facilitated the production and wide distribution of documents.

         Our target clients generate large volumes of documents and require specialized processing, distribution, storage and retrieval of these documents and the information they contain. We believe that these clients will continue to increase their outsourcing of document and information management in order to maintain their focus on core operating competencies and revenue generating activities; reduce fixed costs, including labor and equipment costs; and gain access to new technologies without incurring the expense and risk of near-term obsolescence of such technologies.

         The document and information outsourcing solutions business is highly fragmented. We believe that many small document management and information services businesses: (a) have insufficient capital for expansion; (b) cannot keep abreast of rapidly changing technologies; (c) lack effective marketing programs; and (d) are unable to meet the needs of large, geographically dispersed clients. In addition, there are a limited number of options for owners of such businesses to obtain liquidity by selling their businesses. As a result, we believe that many owners of such businesses will continue to be receptive to our acquisition program which will selectively focus on specific companies that we believe will add significant synergies to our existing operating base.

         We are a Delaware corporation. Our executive offices are located at 3232 McKinney Avenue, Suite 900, Dallas, Texas 75204, and our telephone number is (214) 953-7555.

AN INVESTMENT IN F.Y.I. INCORPORATED INVOLVES A SIGNIFICANT DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN OUR COMMON STOCK.

WE MAY NOT BE ABLE TO CONTINUE TO EFFECTIVELY INTEGRATE ALL OF OUR OPERATING COMPANIES

         Our growth and future financial performance depend on our ability to continue to integrate all of our operating companies. We may not achieve integration unless we effectively combine the operations of all our operating companies. A number of our operating companies offer different services, use different capabilities and technologies and target different geographic markets and client segments. These differences increase the risk in successfully completing the integration of our operating companies. We need to centralize certain functions to achieve cost savings and develop programs and processes that will promote cooperation and the sharing of opportunities and resources. Any difficulties we encounter in the integration process could adversely affect us and we cannot assure you that the operating results of the Company will match or exceed the combined individual operating results achieved by our operating companies prior to their acquisition.

WE MAY NOT BE ABLE TO MANAGE OUR RAPID GROWTH

         We cannot be sure that our management group will effectively be able to oversee us and implement our operating or growth strategies. Further, to the extent that we are able to implement fully our acquisition strategy, our growth will place significant demands on management and on our internal systems and controls. We cannot assure you that our management group will effectively be able to direct us through a continued period of significant growth. In addition, we cannot assure you that our current systems will be adequate for our future needs or that we will be successful in implementing new systems.

WE NEED TO BE ABLE TO ACQUIRE COMPANIES SUCCESSFULLY

         An element of our growth strategy is the acquisition of additional companies that will complement our existing businesses. We cannot assure you that we will be able to identify or reach mutually agreeable terms with acquisition candidates and their owners, or that we will be able to profitably manage additional businesses or successfully integrate such additional businesses into us without substantial costs, delays or other problems. Acquisitions may involve a number of special risks including: (a) adverse short-term effects on our reported operating results; (b) diversion of management's attention; (c) dependence on retention, hiring and training of key personnel; (d) risks associated with unanticipated problems or legal liabilities; and (e) amortization of acquired intangible assets. Some or all of these risks could have a material adverse effect on our operations and financial performance. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates may be bid up to higher levels. In any event, we cannot assure you that businesses acquired in the future will achieve sales and profitability that justify the investment therein.

WE WILL NEED TO FINANCE OUR POTENTIAL GROWTH THROUGH ACQUISITIONS

         We currently intend to finance future acquisitions by using cash and our common stock for all or a portion of the consideration to be paid. In the event that our common stock does not maintain sufficient value, or potential acquisition candidates are unwilling to accept our common stock as consideration for the sale of their businesses, we may be required to use more cash, if available, in order to continue our acquisition program. If we do not have sufficient cash, our growth could be limited unless we are able to obtain capital through additional debt or equity financings. Under our line of credit with Paribas (the "1998 Credit Agreement"), we and our subsidiaries could borrow, on a revolving credit basis, loans in an aggregate outstanding principal amount of $150.0 million for working capital, general corporate purposes and acquisitions, subject to certain restrictions in our line of credit. As of December 17, 1999, the availability under the line of credit was approximately $50 million. We cannot assure you, however, that funds available under our line of credit will be sufficient for our needs.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE

         The price of our common stock may be volatile. Our quarterly results of operations may vary materially as a result of the timing and structure of our acquisitions, the timing and magnitude of costs related to acquisitions, the gain or loss of material client relationships and variations in the prices charged by us for our services. In addition, since a significant portion of our revenue is generated on a project-by-project basis, the timing or completion of material projects could result in fluctuations in our results of operations for particular quarterly periods. Fluctuations in operating results may adversely affect the market price of our common stock. The market price for our common stock may also fluctuate in response to material announcements by us or our significant clients or competitors, changes in the economic or other conditions impacting our targeted client segments or changes in general economic conditions. Further, the securities markets have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of our common stock.

WE DEPEND ON CERTAIN CLIENT INDUSTRIES AND TECHNOLOGY


         We derive our revenue primarily from document and information intensive industries. Fundamental changes in the business practices of any of these client industries, whether due to regulatory, technological, the internet or other developments, could cause a material reduction in demand by our clients for the services offered by us. Any reduction in demand would have a material adverse effect on our results of operations. The document and information management services industry is characterized by technological change, evolving customer needs and emerging technical standards. Although we believe that we will be able to continue to offer services based on the newest technologies, we cannot assure you that we will be able to obtain any of these technologies, that we will be able to effectively implement these technologies on a cost-effective or timely basis or that such technologies will not render obsolete our role as a third party provider of document and information management services.

WE FACE INTENSE COMPETITION

         The document and information management services industry is highly competitive. A significant source of competition is the in-house document handling capability of our targeted client base. We cannot assure you that these businesses will outsource more of their document and information management needs or that such businesses will not bring in-house services that they currently outsource. In addition, certain of our competitors are larger businesses and have greater financial resources than we. Certain of these competitors operate in broader geographic areas than we do, and others may choose to enter our areas of operation in the future. In addition, we intend to enter new geographic areas through internal growth and acquisitions and expect to encounter significant competition from established competitors in each new area. As a result of this highly competitive environment, we may lose customers or have difficulty in acquiring new customers and new companies, and our results of operations may be adversely affected.

WE DEPEND ON OUR KEY PERSONNEL

         Our operations are dependent on the continued efforts of our executive officers and on senior management of our operating companies. Also, we will likely depend on the senior management of businesses acquired in the future. If any of these people is unable or unwilling to continue in his or her present role, or if we are unable to attract and retain other skilled employees, our business could be adversely affected. We do not currently have key person life insurance covering any of our executive officers or other members of senior management.

WE MAY BE LIABLE FOR BREACH OF CONFIDENTIALITY

         A substantial portion of our business involves the handling of documents containing confidential and other sensitive information. Although we have established procedures intended to prevent any unauthorized disclosure of confidential information and, in some cases, have contractually limited our potential liability for unauthorized disclosure of such information, we cannot assure you that unauthorized disclosures will not result in material liability to us.

WE MAY HAVE BUSINESS INTERRUPTIONS

         Certain of our operations are performed at a single location and are dependent on continuous computer, electrical and telephone service. As a result, any disruption of our day-to-day operations could have a material adverse effect upon us. We cannot assure you that a fire, flood, earthquake, power loss, telephone service loss, problems caused by the Year 2000 issues or other event affecting one or more of our facilities would not disable these services. Any significant damage to any facility or other failure that causes significant interruptions in our operations may not be covered by insurance. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition or results of operations.

OUR PUBLIC SECTOR CONTRACTS ARE SUBJECT TO GOVERNMENT REGULATIONS

         A portion of our present business involves public sector contracts, and we anticipate a growing portion of our business coming from local, state and federal government agencies. Public sector contracts are subject to detailed regulatory requirements and public policies, as well as to funding priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, public sector contracts may generally be terminated for a variety of factors, including when it is in the best interests of the respective governmental entity. We cannot assure you that these factors or others unique to contracts with governmental entities will not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR AFFAIRS

         As of December 31, 1998, our directors and executive officers owned approximately 13.2% of the shares of our common stock. Our directors and executive officers exercise substantial control over our affairs. If these persons act together, they might be able to elect a sufficient number of directors to control our Board of Directors and to approve or disapprove any matter submitted to a vote of our stockholders.

FUTURE SALES OF OUR SHARES MAY ADVERSELY AFFECT OUR STOCK PRICE

         The market price of our common stock could be adversely affected by the sale of substantial amounts of our common stock in the public market. In addition, many shares are subject to contractual restrictions on resale which generally expire two years from the date of issuance.

         We have an acquisition program under which we completed, and may pursue, acquisitions that are accounted for under the pooling-of-interests method of accounting. Under the pooling-of-interests method of accounting, the affiliates of the acquired companies, which are generally all of the stockholders of the companies acquired by us, must be free to sell or otherwise transfer shares of our common stock received in the acquisition, subject to their compliance with federal securities laws, as soon as we release results of operations that reflect the combined operations of us and the acquired company for a minimum of 30 days. If such shares are unregistered, we typically agree to register 49% within one year from the date of acquisition. If a significant number of shares of our common stock are issued in acquisitions that are consummated in close proximity to each other, such shares will become freely tradable at the same time. If a large number of shares are sold by stockholders in the market as soon as their shares became freely transferable, the price of our common stock could be adversely affected.

OUR SYSTEMS AND THIRD-PARTY SYSTEMS WHICH AFFECT OUR BUSINESS MAY NOT ACHIEVE YEAR 2000 READINESS

         The "Year 2000 Issue" describes the use of two digits rather than four digits to define the applicable year in certain computer programs. In the year 2000, any of our computer programs that have two digit date-sensitive software may interpret a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. We are progressing in our completion of the various tasks and target dates identified in our Year 2000 work plan. We estimate that the total cost of the Year 2000 project will be approximately $4.3 to $4.6 million. As of September 30, 1999, we had incurred approximately $4.0 million of Year 2000 costs. Due to the general uncertainty inherent in the Year 2000 process, resulting in part from customers, vendors and utility companies, we are unable to determine a reasonable worst case scenario at this time.

WE MAY HAVE ENVIRONMENTAL LIABILITIES IN THE FUTURE

         We are subject to regulations and ordinances that govern activities or operations that may have adverse environmental effects, such as discharges to air and water. We are not aware of any environmental conditions relating to present or past waste generation at or from these facilities that would be likely to have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that environmental liabilities in the future will not have a material adverse effect on our business, financial condition or results of operations.

THE BOARD OF DIRECTORS MAY BE ABLE TO DELAY OR PREVENT TAKEOVERS

         Our Board of Directors is empowered to issue preferred stock without stockholder action. The existence of this "blank-check" preferred could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise.

                           FORWARD-LOOKING INFORMATION

         This prospectus contains certain forward-looking statements such as our or our management's intentions, hopes, beliefs, expectations, strategies, predictions or any other variation thereof or comparable phraseology of the our future activities or other future events or conditions within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including, without limitation, variations in quarterly results, volatility of our stock price, development by competitors of new or superior products or services, the entry into the market by new competitors, the sufficiency of our working capital and our ability to realize benefits from consolidating certain general and administrative functions, to assimilate and integrate acquisitions, to continue our aggressive acquisition program, to retain management, to implement our focused business strategy to expand our document and information management services geographically, to retain customers or attract customers from other businesses, to increase revenue by cross-selling services and to successfully defend ourself in ongoing and future litigation. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                  PLAN OF DISTRIBUTION AND SELLING STOCKHOLDERS

THE COMPANY

         This prospectus relates to 3,012,217 shares of common stock that we may offer and issue from time to time in connection with our acquisition of other businesses, properties or equity and/or debt securities in business combination transactions. This prospectus will also relate to some shares of common stock that persons who acquired shares pursuant to this prospectus may resell or reoffer.

         We intend to concentrate our acquisitions in areas related to our current business. If the opportunity arises, however, we may make acquisitions that are either complementary to our present operations or that we consider advantageous even though the business may not be the same as our present activities. The consideration for any such acquisition will be determined by negotiations between us and the owners or controlling persons of the acquired businesses or assets. We expect that the shares of common stock issued in any acquisition will be valued at a price reasonably related to the market value of the common stock either at the time we agree on the terms of an acquisition or at the end of delivery of the shares.

         We do not expect to pay underwriting discounts or commissions in connection with the issuance of shares of common stock under this prospectus. However, we may pay finders fees or brokers commissions in connection with specific acquisitions, and these fees may be paid in shares of common stock covered by this prospectus. Any person receiving a fee may be an underwriter within the meaning of the Securities Act.

SELLING STOCKHOLDERS

         We may from time to time permit persons who receive shares of common stock in business combinations to resell their shares using this prospectus.

         These sales may be effected from time to time on the Nasdaq at prevailing prices or at negotiated prices. The selling stockholders may also sell shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of the shares on Nasdaq.

         The selling stockholders may use broker-dealers to effect these transactions. These broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the sales. The selling stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received or profits realized may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling stockholders may also agree to indemnify the broker-dealers against certain liabilities under the Securities Act. In addition, we may agree to indemnify the selling stockholders and any underwriter of the shares of common stock against certain liabilities under the Securities Act or, if indemnity is unavailable, to contribute toward amounts required to be paid in respect to such liabilities.

         If required under the Securities Act, we will file a supplemental prospectus disclosing the name of any selling stockholder, the name of any broker-dealers involved in a sale, the commissions paid or discounts or concessions allowed and other facts material to the transaction.

         We may agree to pay certain costs and expenses that the selling stockholders incur in connection with the registration of their shares, but we expect that the selling stockholders pay all selling commissions, transfer taxes and related charges in connection with the offer and sale of their shares.

         The seller stockholders may sell the shares of common stock offered hereby from time to time and may choose to sell less than all or none of such shares.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York.

                                     EXPERTS

         The audited consolidated financial statements for the year ended December 31, 1998 incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, with respect thereto, and included herein in reliance upon the authority of said firms as experts in giving said reports.

WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THIS OFFERING THAT IS NOT IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

                                 ---------------

                                TABLE OF CONTENTS

                                 ---------------

                                                                            PAGE
                                                                            ----
Available Information...............................................         2
Documents Incorporated by Reference.................................         2
The Company.........................................................         3
Risk Factors........................................................         4
Forward-Looking Information.........................................         7
Plan of Distribution and Selling Stockholders.......................         8
Legal Matters.......................................................         9
Experts.............................................................         9